

Mail Stop 4628

September 9, 2016

John F. Gehring
Vice President
Lamb Weston Holdings, Inc.
222 W. Merchandise Mart Plaza
Suite 1300
Chicago, IL 60654

> **Re:** **Lamb Weston Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed August 26, 2016**
> **File No. 1-37830**

Dear Mr. Gehring:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2016 letter.

Information Statement filed as Exhibit 99.1

General

1. We note your references throughout your filing to the Lamb-Weston Meijer, Lamb Weston RDO, and Lamb Weston BSW joint ventures. For each joint venture, please identify the joint venture partner and file the related joint venture agreement.

Summary, page 1

2.   We reissue our prior comment 1 in part. Please disclose the quantitative metric you have used as the basis for your statement in the second sentence of the first full paragraph on pages 1 and 67 that you are "the number one supplier of value-added frozen potato products."

Questions and Answers about the Spinoff, page 8

3.   We note your disclosure on page 11 that "it is currently anticipated that each outstanding ConAgra equity award held by a Lamb Weston employee as of the spinoff will be adjusted or converted into an award with respect to Lamb Weston common stock." Please add a risk factor or expand an existing risk factor to discuss the potentially dilutive effect of this arrangement.

"Our future debt may limit cash flow available . . . ," page 19

4.   We note your revisions here and on page 50 in response to our prior comment 4. We further note that you expect to incur a substantial amount of debt in connection with the spinoff. When known, please disclose here and in your Liquidity and Capital Resources section the material terms of the agreements that will govern your term loan and revolving credit facility and of the indenture that will govern your senior notes.

Unaudited Pro Forma Combined Financial Data, page 44

5.   Pro forma adjustment (D) reflects employee related costs based upon the expected provisions of the employee matters agreement. Please tell us how the expected provisions of the employee matters agreement are (1) directly attributable to the spinoff, (2) expected to have a continuing impact and (3) factually supportable. Refer to Regulation S-X, Rule 11-02(b)(6) for further guidance.

6.   We note your discussion in pro forma adjustment (I) regarding the potential dilutive effect of stock-based awards. Please tell us how the nature of this adjustment meets the requirements of Regulation S-X, Rule 11-02(b)(6).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 52

7.   The presentation of total product contribution margin is a non-GAAP financial measure because it has been disclosed outside the context of FASB ASC 280. Please remove the total line item from your table or revise your disclosures to provide the required information under Item 10(e) of Regulation S-K. Refer to Question 104.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

8.   Please expand your discussion of the changes in product contribution margin from period to period to also address underlying changes in advertising and promotion spending from period to period.

Compensation Discussion and Analysis, page 82

9.   Please file the ConAgra Foods long-term incentive plan as an exhibit to your registration statement.

Long-Term Incentive Plan, page 90

10.   On page 92, you disclose that the ConAgra Human Resources Committee eliminated the ConAgra net sales growth goal for the 2016 tranche of the fiscal 2016 to 2018 PSP because the Committee determined that ConAgra profit improvement was a more important focus area for the near-term. Please revise your disclosure to explain why the ConAgra Human Resources Committee made that determination.

Executive Compensation, page 99

11.   Please provide disclosure regarding Mr. Werner's compensation for the last three completed fiscal years, as this information appears to have been previously required to be provided by ConAgra. Refer to Item 402(c)(1) of Regulation S-K and related Instruction 1.

Potential Payments upon Termination or Change of Control, page 106

Change of Control Program, page 109

12.   Please clarify whether the separation of ConAgra's potato business into Lamb Weston would trigger change in control payments to Mr. Werner.

Combined Financial Statements

Notes to Combined Financial Statements, page F-8

Note 13. Contingencies, page F-23

13.   In your response to prior comment 10, you state the information disclosed in the footnotes is limited to certain potato supply agreements. Please expand your footnote disclosures or tell us why such disclosures regarding other potato supply agreements are not required. Refer to FASB ASC 440-10-50.

Note 15. Pension Benefits, page F-26

14.   We have reviewed your response to prior comment 20. Please expand your disclosures here to provide a general description of the plans in which Lamb Weston employees participate and the nature of the benefits provided. Additionally, disclose the amounts recorded in your financial statements that were allocated to you for each fiscal year presented. Your disclosures should identify the line items in which these amounts are presented and address any material differences in amounts, such as the $59.5 million write-off of actuarial losses noted on page 54.

15.   On a similar matter, we note you have recorded a $4.0 million gain reclassified from accumulated other comprehensive income related to the settlement of a pension plan of an international potato venture, as disclosed on page F-11. Clarify whether these amounts relate to the pension plans sponsored by ConAgra or to an investment you have accounted for under the equity method. Please revise your disclosures throughout your filing to clearly identify the nature of all pension related expenses, such as whether they relate to the plans sponsored by ConAgra or the plans of your joint ventures as accounted for under FASB ASC 323-10-35-18.

Note 18. Investments in Joint Ventures, page F-28

16.   Expand your footnote to identify the name and percentage ownership of each entity accounted for under the equity method and other disclosures required by FASB ASC 323-10-50-3.

Note 19. Business Segments and Related Information, F-28

17.   We note your response to our prior comment 21. Expand your revised disclosure to address the factors used to identify your reportable segments and explain your basis for organization. Refer to FASB ASC 280-10-50-21.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources